UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29949 / February 21, 2012

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In the Matter of	:
	:
INCAPITAL LLC	:
INCAPITAL UNIT TRUST	:
	:
200 South Wacker Drive	:
Chicago, Illinois 60606	:
	:
(812-13921)	:
	:

_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM SECTIONS 2(a)(32), 2(a)(35), 14(a), 19(b), 22(d) AND
26(a)(2)(C) OF THE ACT AND RULES 19b-1 AND 22c-1 UNDER THE ACT AND
SECTIONS 11(a) AND 11(c) OF THE ACT APPROVING CERTAIN OFFERS OF
EXCHANGE AND ROLLOVER PRIVILEGES

Incapital LLC and Incapital Unit Trust filed an application on July 13, 2011 and amendments to
the application on December 2, 2011 and January 13, 2012, requesting an order under section
6(c) of the Investment Company Act of 1940 (the "Act") granting exemptions from sections
2(a)(32), 2(a)(35), 14(a), 19(b), 22(d) and 26(a)(2)(C) of the Act and rules 19b-1 and 22c-1
under the Act and under sections 11(a) and 11(c) of the Act approving certain offers of exchange
and rollover privileges. The order would permit certain unit investment trusts to: (a) impose
sales charges on a deferred basis and waive the deferred sales charge in certain cases; (b) offer
unitholders certain exchange and rollover options; (c) publicly offer units without requiring the
depositor to take for its own account or place with others $100,000 worth of units; and (d)
distribute capital gains resulting from the sale of portfolio securities within a reasonable time
after receipt.

On January 24, 2012, a notice of the filing of the application was issued (Investment Company
Act Release No. 29924). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested approval is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of Incapital LLC and Incapital Unit Trust (File No. 812-13921);

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 2(a)(32), 2(a)(35), 14(a), 19(b), 22(d) and 26(a)(2)(C) of the Act and rules 19b-1 and 22c-1 under the Act are granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 11(a) and 11(c) of the Act, that the requested approval of certain offers of exchange and rollover privileges, is hereby granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary